SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 6, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the

Eighteenth Meeting of the Seventh Session of the Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Eighteenth Meeting of the Seventh Session of the Board of Directors published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, December 5, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

ANNOUNCEMENT

Connected Transaction

The board of directors of the Company and all its directors guarantee that this announcement does not contain any false information, misleading statements or material omissions, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Information:

The Seventh Session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held its eighteenth meeting on 5 December 2013 to consider and approve the increase in capital by US$30,017,124 according to the proportion of shares held by the Company of its jointly-held company, Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) and this would be paid in instalments to Shanghai SECCO with the equivalent value in RMB by the Company.

As China Petroleum & Chemical Corporation (“Sinopec Corp.”), the controlling shareholder of the Company, is increasing the capital in Shanghai SECCO according to the proportion of the shares held by it in Shanghai SECCO, this becomes a joint investment between the Company and its connected person. As such, the Transaction of the Company constitutes a related-party transaction of the Company under the Shanghai Listing Rules.

As Sinopec Corp. directly owns 30% of the equity interest in Shanghai SECCO as at the date of this announcement, both Sinopec Corp. and Shanghai SECCO are connected persons of the Company under the Hong Kong Listing Rules. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the consideration of the Transaction exceeds 0.1% but is less than 5% according to applicable percentage ratio, the Transaction is subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement pursuant to the Hong Kong Listing Rules.

By way of the increase in capital in Shanghai SECCO, this can help the development of Shanghai SECCO. The completion of the relevant construction projects can further strengthen Shanghai SECCO’s overall competitiveness, which will benefit the Company to receive stable investment income.

1.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall be defined as follows:

“Board of Directors”	Board of directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock limited liability company established in China and listed in Hong Kong, Shanghai and New York

“connected person”	has the meaning ascribed to it under the Shanghai Listing Rules and/or the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Shanghai Listing Rules and/or the Hong Kong Listing Rules

“Directors”	directors of the Company, including independent non-executive directors

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“HKSE”	The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	the lawful currency of the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Shanghai SECCO”	Shanghai SECCO Petrochemical Company Limited

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited liability company established in China and listed in Hong Kong, New York, London and Shanghai

“Transaction”	The increase in capital according to the Company and the controlling shareholders’ respective proportion of shares of Shanghai SECCO, of which the Company intends to increase the capital of Shanghai SECCO by US$30,017,124

“USD”	United States dollars, the lawful currency of United States

2.	INTRODUCTION

To facilitate the new acrylonitrile plant project with a capacity of 260,000 tons/year, as well as the ethylene plant with a new supercharger, the butadiene plant with a capacity of 90,000 tons/year and the utility facilities upgrading project, the shareholders of Shanghai SECCO intend to increase the capital of Shanghai SECCO by US$150,085,618 according to their respective proportions of capital contribution in it, of which the Company will contribute to the increase in capital by US$30,017,124. The Transaction does not constitute a material asset restructuring under the “Measures on the Administration of Material Asset Restructuring of Listed Companies” promulgated by the China Securities Regulatory Commission.

The Company holds a 20% equity interest in Shanghai SECCO, while Sinopec Corp. holds a 30% equity interest in Shanghai SECCO. As such, the Transaction is a joint investment between the Company and its connected person, and thus becoming a related-party transaction of the Company under the Shanghai Listing Rules. As Sinopec Corp. directly owns a 30% equity interest in Shanghai SECCO as at the date of this announcement, both Sinopec Corp. and Shanghai SECCO are connected persons of the Company pursuant to the Hong Kong Listing Rules. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

At the time of the Transaction, the related-party transaction between the Company and the same connected person or different connected person was $0 in the past 12 months.

3.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

Sinopec Corp. is the controlling shareholder of the Company. According to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Corp. is a connected person of the Company. As Sinopec Corp. directly holds a 30% equity interest in Shanghai SECCO, Shanghai SECCO is an associate of Sinopec Corp.. As such, Shanghai SECCO is a connected person of the Company under the Hong Kong Listing Rules.

The general information of Sinopec Corp. is set out below:

Name of enterprise:	China Petroleum & Chemical Corporation
Type of enterprise:	limited liability company
Principal place of business:	Chaoyang District, Beijing Municipality
Legal representative	Fu Chengyu
Registered capital:	RMB89.666 billion

Sinopec Corp. is mainly engaged in oil and gas exploration and production, extraction, pipeline transmission and marketing; oil refining; production, marketing, storage and transportation of petrochemicals, chemical fibers, chemical fertilizers and other chemical products; import, export and import/export agency business of crude oil, natural gas, refined oil products, petrochemicals, chemicals, and other commodities and technologies; and the research, development and application of technology and information.

According to the “2012 Annual Report of China Petroleum & Chemical Corporation”, Sinopec Corp. had total assets of RMB1,247,271 million as at 31 December 2012, with total equity attributable to equity shareholders of RMB513,374 million; operating income of RMB2,786,045 million, and net profit attributable to equity shareholders of RMB63,496 million. According to the “2013 Third Quarterly Report of China Petroleum & Chemical Corporation”, Sinopec Crop. had total assets of RMB1,319,538 million as at 30 September 2013, with total equity attributable to equity shareholders of RMB556,623 million; operating income of RMB2,139,924 million, and net profit attributable to equity shareholders of RMB51,600 million.

The general information of Shanghai SECCO is set out in the following paragraphs.

4.	GENERAL INFORMATION OF THE SUBJECT MATTER OF THE CONNECTED TRANSACTION

General information of Shanghai SECCO is set out below:

Name of enterprise:	Shanghai SECCO Petrochemical Company Limited
Type of enterprise:	limited liability company
Principal place of business:	No. 557 Nan Yinhe Road, Shanghai Chemical Industry Park
Legal representative	Wang Zhiqing
Registered capital:	US$901,440,964

The scope of Shanghai SECCO’s business covers the production of ethylene, polyethylene, styrene, polystyrene, acrylic, acrylonitrile, polypropylene, butadiene, aromatics and by-products (for hazardous chemicals, Shanghai SECCO shall engage in the business activities according to the scope approved in the safety production license); the sale of these products and provision of after-sales services and relevant technical consulting; the application and development of polymers; and the provision of subsidiary utility services (for operations requiring a licence, such operations shall be carried out on the basis of a licence) to suppliers and processors.

As at 31 December 2012, Shanghai SECCO had total assets of RMB14,290,842,000, with total equity attributable to equity shareholders of RMB7,270,281,700; operating income of RMB27,157,954,400, and net profit attributable to equity shareholders of RMB349,032,100. As at 30 September 2013, Shanghai SECCO had total assets of RMB13,996,860,800, with total equity attributable to equity shareholders of RMB7,260,722,000; operating income amounted to RMB21,639,114,400, while net profit attributable to equity shareholders amounted to RMB955,970,000.

The total investment of the new acrylonitrile plant project with a capacity of 260,000 tons/year is RMB1,915,510,000; the total investment of the ethylene plant project with a new supercharger, the butadiene plant project and the project involving the improvement of utility facilities is RMB876,082,500. Overall, the total investment amounts to RMB$2,791,592,500, equivalent to US$450,256,855. One third of the investment will be paid by the shareholders of Shanghai SECCO, and the remaining investment will be paid by Shanghai SECCO’s own funds and bank loans.

As such, in order to carry out the new acrylonitrile plant project with a capacity of 260,000 tons/year, the registered capital of Shanghai SECCO shall be increased from US$901,440,964 to US$1,004,425,373, with an additional registered capital of US$102,984,409. Sinopec Corp. will provide capital injection in RMB equivalent of US$30,895,323 in cash, which is 30% of the additional registered capital, while the Company will provide capital injection in RMB equivalent of US$20,596,882 in cash, which is 20% of the additional registered capital.

To carry out the ethylene plant with a new supercharger, the butadiene plant with a capacity of 90,000 tons/year and the utility facilities improvement project, the registered capital of Shanghai SECCO will be increased from US$1,004,425,373 to US$1,051,526,582, with an additional registered capital of US$47,101,209. Sinopec Corp. will provide capital injection in RMB equivalent of US$14,130,362 in cash, which is 30% of the additional registered capital, while the Company will provide capital injection in RMB equivalent of US$9,420,242 in cash, which is 20% of the additional registered capital.

The shareholding structure of Shanghai SECCO before and after the increase in the registered capital is set out below:

	Registered Capital (before increase in capital)			Registered Capital (after increase in capital)
Shareholder	Amount		Ratio	Amount		Ratio
China Petroleum & Chemical Corporation	US$	270,432,530	30%	US$	315,458,215	30%
Sinopec Shanghai Petrochemical Company Limited	US$	180,287,952	20%	US$	210,305,076	20%
BP (China) Holdings Limited	US$	450,720,482	50%	US$	525,763,291	50%

Total	US$	901,440,964	100%	US$	1,051,526,582	100%

Note: The actual registered capital of Shanghai SECCO will be prevailed by the registration record at the administrative department of the PRC after the increase in capital.

5.	IMPACTS OF THE CONNECTED TRANSACTION ON THE COMPANY

Shanghai SECCO is currently one of the largest petrochemical joint venture in China with nine main production plants, featuring the world-class integration of upstream and downstream production.

Shanghai SECCO is a major producer of acrylonitrile in China with a acrylonitrile production capacity of 260,000 tons/year. Acrylonitrile is mainly used for the production of acrylic, ABS resin, butyronitrile rubber, adiponitrile, acrylamide and pharmaceuticals, and also for the production of caprolactam and polymer polyols. There is a prospect for the broad applications of acrylonitrile in synthetic fiber, synthetic rubber, plastics and other fields. At present, China still imports certain acrylonitrile so as to meet its needs. The construction of a new acrylonitrile plant with a capacity of 260,000 tons/year will help Shanghai SECCO further enhance the competitiveness of its acrylonitrile products.

At present, Shanghai SECCO has a production capacity of 90,000 tons of butadiene each year. The construction of a new butadiene plant with a capacity of 90,000 tons/year will help Shanghai SECCO optimise its existing C4 resources, and thus improves economic efficiency.

The Company is of the view that through the implementation of the projects mentioned above, it can further enhance Shanghai SECCO’s comprehensive competitiveness, which would benefit the Company to receive stable investment income.

6.	IMPLICATIONS UNDER THE SHANGHAI LISTING RULES AND HONG KONG LISTING RULES

The Transaction constitutes a related-party transaction of the Company under the Shanghai Listing Rules, and is also a connected transaction of the Company under the Hong Kong Listing Rules.

Since each of the applicable percentage ratios (other than the profit ratio) in respect of the consideration of the Transaction exceeds 0.1% but is less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. The Company will disclose the details of the Transaction in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

7.	GENERAL INFORMATION

The Company is a highly integrated petrochemical enterprise with a primary business of processing crude oil into a wide range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

8.	PROCEDURES FOR CONSIDERING THE CONNECTED TRANSACTION

On 5 December 2013, the resolution on the Transaction was approved upon consideration at the eighteenth meeting of the seventh session of the Board of Directors. Pursuant to the Shanghai Listing Rules, Mr. Wang Zhiqin, Mr. Wu Hanjun, Mr. Lei Dianwu and Mr. Xiang Hanyin (the “Connected Directors”) were deemed as having interests in the Transaction due to their positions held in the connected persons to the Transaction, and they have abstained from voting on the relevant resolution in accordance with the regulations. Pursuant to the Hong Kong Listing Rules, none of the Directors have any material interests in the Transaction.

The Directors believe that the Transaction is fair and reasonable and on normal commercial terms, and is in the interests of the shareholders of the Company as a whole.

The independent non-executive Directors of the Company, namely Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin gave the following independent opinion regarding the Transaction:

(1)	The Transaction was conducted in strict compliance with the requirements of the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2)	At the time of voting on the resolution, the Connected Directors abstained from voting and the voting process were conducted in compliance with the requirements of the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3)	The Transaction was entered into on normal commercial terms, the terms of the Transaction are fair and reasonable to the Company and its shareholders as a whole and do not harm the interests of the Company and its minority shareholders, and the terms of the Transaction are also in the interests of the shareholders of the Company as a whole; and

(4)	The independent non-executive Directors agree with the increase in capital in Shanghai SECCO by the Company and the controlling shareholder of the Company in accordance with their respective shareholding in Shanghai SECCO, a jointly-held company of them.

Shareholders and potential investors should note that completion of the Transaction requires to the fulfillment of the administrative procedures in relation to increase in capital. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

9.	DOCUMENTS FOR INSPECTION

(1)	The board resolution approved by the Board of Directors on 5 December 2013; and

(2)	The opinion report of the independent non-executive directors regarding the Transaction issued by the independent non-executive Directors of the Company, namely Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 5 December 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

ANNOUNCEMENT

Connected Transaction

The board of directors of the Company and all its directors guarantee that this announcement does not contain any false information, misleading statements or material omissions, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Information:

The Seventh Session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held its eighteenth meeting on 5 December 2013 to consider and approve the Property Right Transaction Agreement entered into between the Company and Sinopec Sales Company Limited (“Sales Company”) and agreed the Company’s disposal of Certain Chenshan Oil Depot Assets and Corresponding Liabilities to Sales Company. The Property Right Transaction Agreement was executed on 5 December 2013.

Sales Company is a wholly-owned subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), the controlling shareholder of the Company. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sales Company is a connected person of the Company, and the Transaction concurrently constitutes a related-party transaction under the Shanghai Listing Rules and a connected transaction under the Hong Kong Listing Rules. Pursuant to the relevant provisions of Chapter 14A of the Hong Kong Listing Rules, since consideration of the Transaction exceeds 0.1% but is less than 5% according to applicable percentage ratio, the Transaction is subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement pursuant to the Hong Kong Listing Rules.

The Company entered into the Chenshan Oil Depot Area Assets Lease Agreement with East China Branch of Sinopec Sales Company Limited (“East China Sales Company”) in January 2013, pursuant to which the Company leased its legally owned assets located in Chenshan Oil Depot Area to East China Sales Company from January 2013 to December 2013 at an annual rent of not more than RMB78,251,200 (including tax). The above lease agreement terminated upon the Property Right Transaction Agreement was signed. As at the date of the termination of such lease agreement, the Company has received rental income from East China Sales Company of RMB68,935,900.

The Transaction will enable the Company to further revitalise these assets to realize capital gains and to generate reasonable income gained from sale of assets so as to increase the Company’s working capital.

1.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Board of Directors”	Board of directors of the Company

“Certain Chenshan Oil Depot Assets and Corresponding Liabilities”	certain assets located in Chenshan Oil Depot Area and the corresponding liabilities which are legally owned by the Company to be sold to Sales Company in accordance with the Property Right Transaction Agreement. Please refer to the section headed “Information on the Target of the Connected Transaction and the Pricing Basis of the Transaction” in this announcement for details of Certain Chenshen Oil Depot Assets and Corresponding Liabilities.

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock limited liability company established in China and listed in Hong Kong, New York, London and Shanghai

“connected person”	has the meaning ascribed to it under the Shanghai Listing Rules and/or the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Shanghai Listing Rules and/or the Hong Kong Listing Rules

“Directors”	directors of the Company, including independent non-executive directors

“East China Sales Company”	East China Branch of Sinopec Sales Company Limited

“Golden Conti Company”	Shanghai Golden Conti Petrochemical Co., Ltd., a wholly-owned subsidiary of the Company

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Property Right Transaction Agreement”	the “Property Right Transaction Agreement for the Assets Restructuring Project of Chenshan Oil Depot owned by Sinopec Shanghai Petrochemical Company Limited” entered into between the Company and Sales Company on 5 December 2013 relating to the Company’s disposal of Certain Chenshan Oil Depot Assets and Corresponding Liabilities to Sales Company.

“RMB”	the lawful currency of the PRC

“Sales Company”	Sinopec Sales Company Limited

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited liability company established in China and listed in Hong Kong, New York, London and Shanghai

“Transaction”	the Company’s disposal of Certain Chenshan Oil Depot Area Assets and Corresponding Liabilities to Sales Company in accordance with the Property Right Transaction Agreement

2.	INTRODUCTION

The Company entered into the Property Right Transaction Agreement with Sales Company on 5 December 2013 in Shanghai, pursuant to which the Company agreed to dispose of Certain Chenshen Oil Depot Assets and Corresponding Liabilities to Sales Company at a consideration of RMB594,147,498.73. The Transaction does not constitute material asset restructuring as according to the “Measures on the Administration of Material Asset Restructuring of Listed Companies” promulgated by the China Securities Regulatory Commission.

Sales Company is a wholly-owned subsidiary of Sinopec Corp., the controlling shareholder of the Company. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sales Company is a connected person of the Company, and the Transaction concurrently constitutes a related-party transaction under the Shanghai Listing Rules and a connected transaction under the Hong Kong Listing Rules.

The Company entered into the Chenshan Oil Depot Assets Lease Agreement with East China Sales Company in January 2013, pursuant to which the Company leased its legally owned assets located in Chenshan Oil Depot Area to East China Sales Company from January 2013 to December 2013 at an annual rent of not more than RMB78,251,200 (including tax). The above lease agreement terminated upon the Property Right Transaction Agreement was signed. As at the date of the termination of such lease agreement, Company has received rental income from East China Sales Company of RMB68,935,900.

3.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

Sales Company is a wholly-owned subsidiary of Sinopec Corp.. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sales Company is a connected person of the Company.

The general information on Sales Company is set out below:

Name of enterprise:	Sinopec Sales Company Limited
Type of enterprise:	Limited liability company
Place of incorporation:	Beijing Municipality
Principal place of business:	Chaoyang District, Beijing Municipality
Legal representative	Zhang Haichao
Registered capital:	RMB170,000

Sales Company is primarily engaged in the wholesale of gasoline, jet fuel, diesel, liquefied petroleum gas and natural gas. In 2012, it generated operating revenue of RMB959.1 billion, and its net profit amounted to RMB11.67 billion.

4.	KEY TERMS AND ARRANGEMENT OF THE CONNECTED TRANSACTION

Pursuant to the Property Right Transaction Agreement entered into between the Company and Sales Company, the key terms and arrangement of the Transaction are as follows:

(1)	Target of the Transaction: Certain Chenshan Oil Depot Assets and Corresponding Liabilities held by the Company. Pursuant to the appraisal conducted, and the issuance of the “Asset Appraisal Report (Zhang Lian Ping Bao [2013] No.579), by China United Assets Appraisal Group Co., Ltd., the value of the target of the Transaction was RMB594,147,498.73 as at 31 March 2013.

(2)	Consideration: RMB594,147,498.73

(3)	Term of payment: From the effective date of the Property Right Transaction Agreement, Sales Company shall pay the total consideration of RMB594,147,498.73 in a single payment to the Company’s designated bank account within 5 working days.

(4)	Resettlement of staff: the staff in connection with the Transaction will be resettled according to the principle that “go with the assets to be transferred” and that “go with own wish”. For the staff who choose to go with the assets to be transferred, their personnel relations will be transferred to Sales Company, and the principal party in the labour contract will be changed accordingly. For those who do not choose to go with the assets to be transferred, the Company will be responsible for carrying out proper resettlement for them.

(5)	Succession of claims and debts: upon the transfer of the target of the Transaction to Sales Company, the underlying claims and debts created by the restructuring of the assets involved in the Transaction will continue to be entitled to and assumed by Sales Company.

(6)	Handover of assets: the base date of the Transaction (base date of appraisal) is 31 March 2013. The parties shall coordinate with each other and arrive at the location of the target to complete the transfer and delivery of the matters in kind in their existing status and adjust the accounts based on the actual quantity according to the Company’s list of restructured assets for handover (consistent with the Asset Appraisal Report) within ten working days after the issue of the relevant certificate for the Transaction by the Shanghai United Assets and Equity Exchange. If Sales Company fails to sign the “letter on the handover of assets and liabilities” within this period, it shall pay liquidated damages to the Company at 0.1 ‰ of consideration of the Transaction for each overdue day. If filing or approval in connection with the Transaction is required by the relevant authorities, the parties shall work together to fulfill their obligations on reporting to the relevant authorities. Claims and debts in the restructured assets shall be settled according to the actual date and time of the handover.

(7)	Liability for breach of contract: if Sales Company pays the consideration of the Transaction after the payment due date, it shall pay liquidated damages to the Company at 0.5 ‰ of the overdue amount of the consideration of the Transaction for each overdue day. If it is overdue for more than ten days, the Company shall have the right to rescind the agreement and request Sales Company to compensate for any losses. If the Company fails to cooperate with Sales Company in completing the handover of the rights of the proprietor that holds the property right before the due date, it shall pay liquidated damages to Sales Company at 0.5‰ of the consideration of the Transaction for each overdue day. If it is overdue for more than ten days, Sales Company shall have the right to rescind the agreement and request Company compensate for any losses.

(8)	Dispute resolution: the Property Right Transaction Agreement and the acts as stated in the Transaction are governed by the laws of the People’s Republic of China. Any disputes arising between the two parties may be resolved through negotiations or be submitted to the Shanghai United Assets and Equity Exchange for mediation, or the parties may file suit with a local People’s Court in accordance with the laws in the place where the subject matter of the Transaction is located.

As at the end of 2012, the total asset value of Sales Company was RMB51.565 billion, of which current assets accounted for RMB30.241 billion. For the past three years, the average total asset value of Sales Company amounted to RMB52.053 billion, at an average asset-liability ratio of 51%. In light of the above, the Board of Directors is of the view that Sales Company is capable of performing the corresponding obligations under the Transaction.

5.	INFORMATION ON THE TARGET OF THE CONNECTED TRANSACTION AND THE PRICING BASIS OF THE TRANSACTION

The Company will dispose of Certain Chenshan Oil Depot Assets and Corresponding Liabilities to Sales Company pursuant to the Property Right Transaction Agreement. The major assets involved in the Transaction include fixed assets, intangible assets, prepayments and other receivables. The physical assets are mainly located in the Chenshan plant area and within the Changqiao water plant in Zhapu Town, Pinghu City of Zhejiang Province, comprising:

(1)	Buildings which are mainly fire-pump rooms, crude oil pumping stations, power distribution rooms, dormitories, fire stations, etc., the construction of which were completed during the period between the late 1970s and 2002, cover a total area of 19,314.52 m2, and were built with brick-concrete structures and frame structures. The structures mainly consist of berths 7, 8 and 9 as well as terminals for work-boats, shared approach bridges for berths 7 and 8, shared approach bridges for berths 9 and 10, steel approach bridges for berth 9, an oil tank tunnel, a fire protection tunnel, etc. Firefighting renovation was carried out at the depot area and terminals in 2008 and capacity expansion was carried out at berths 7 and 8 which were re-launched for operation in 2009. The pipeline trench contains a 40 km drainage ditch as well as fire service water and domestic water pipelines, etc.

(2)	Machinery and equipment which mainly consist of crude oil storage tanks 1 to 9 with a total volume of 460,000 cubic meters, one 12.87 km oil pipeline, seven oil loading arms, two sets of laser berthing meter, three boarding ladders, six fire monitor towers, etc.; vehicles which consist of four fire engines; electronic equipment which mainly consist of computers, printers, air-conditioners and other office equipment.

(3)	Intangible assets are the land-use rights to three parcels of land, including the land for terminal phase 1 and terminal phase 2 (an oil tank of 100,000 cubic meters) as well as the water plant, for which the State-owned Land Use Certificates with certificate numbers “Ping Hu Guo Yong (2008) No. 21-104”, “Ping Hu Guo Yong (2001) Zi No. 21-39” and “Ping Hu Guo Yong (1999) Zi 21-53” have been obtained, respectively, and which cover an area of 391,772.80 m2 (according to the “Land Survey Report” issued by Pinghu Dadi Surveying and Mapping Co., Ltd. and the relevant minutes of meetings of the two parties to the Transaction, the area to be transferred pursuant to the Transaction is 351,406.10 m2), 43,333.00 m2 and 3,957.20 m2, respectively. The proprietor stated in the certificate for the land of terminal phase 1 is Sinopec Shanghai Petrochemical Company Limited, while the proprietor stated in the certificates of the land for terminal phase 2 (an oil tank of 100,000 cubic meters) and he water plant is [Shanghai Petrochemical Co., Ltd]. All of the land granted is for industrial use.

(4)	Prepayments amounted to RMB1,690,000.

(5)	Other receivables amounted to RMB167,555.

No mortgages, pledges or other encumbrances have been created over the above assets, nor are these assets involved in litigation, arbitration or judicial enforcement and other major issues in dispute.

As at 31 December 2012, the net book value of the target in the Transaction was RMB152,616,900 (audited). According to the “Asset Appraisal Report” prepared and issued by China United Assets Appraisal Group Co., Ltd, an enterprise qualified in conducting securities and futures business, the value of the target in the Transaction amounted to RMB 594,147,498.73 as at 31 March 2013.

The consideration of the Transaction is based on the value of the target appraised by China United Assets Appraisal Group Co., Ltd, an asset appraisal institution independent from the Company and Sinopec Crop., and determined by the parties on an arm’s length negotiation.

At the date of asset appraisal, the prepayment involved in the Transaction amounted to RMB1,690,000, which was prepaid by the Company to the Sichuan Morita Fire Equipment Manufacturing Co., Ltd. for a fire engine, and other receivables amounted to RMB167,555, which includes the Company’s collection and remittance of port charges of RMB 25,589 and RMB 141,966 for East China Sales Company and Golden Conti Company, respectively.

Upon the completion of the Transaction, the Company expects the profit before tax will be approximately RMB440,230,000 (equivalent to approximately HK$560,190,000), and expects all proceeds from the Transaction will be used for general working capital purposes of the Company.

6.	OTHER ARRANGEMENTS IN THE ACQUISITION AND DISPOSAL OF ASSETS

(1)	The staff in connection with the Transaction will be resettled according to the principle that “go with the assets to be transferred” and “go with own wish”. For those staff who choose to go with the assets to be transferred, their personnel relations will be transferred to Sales Company and the principal party in the labour contract will be changed accordingly. For those who do not choose to go with the assets to be transferred, the Company will be responsible for carrying out proper resettlement for them.

(2)	Upon the completion of the Transaction, East China Sales Company will no longer lease the assets of the Chenshan Oil Depot Area from the company, which will be conducive to reduce the amount of the continuing connected transactions of the Company.

7.	REASONS FOR CONDUCTING THIS TRANSACTION AND ITS IMPACTS ON THE COMPANY

Chenshan Oil Depot Area came into operation in the 1970s and was previously used to store and provide transshipment service of low sulphur crude oil for the Company and raw materials, including C3 and C4, for Golden Conti Company. Since very large crude carriers (VLCC) may not be able to dock at the jetty at the Chenshan Oil Depot Area, which is a shallow-draft jetty with low tonnage capacity, products were transported via multiple short trips after unloading the crude oil from vessels to small boats. With the completion of construction and the commencement of the operation of Sinopec Corp.’s large deepwater crude oil terminal at Daxie Island and its Ningbo-Shanghai-Nanjing Pipeline, the transport via the Ningbo-Shanghai-Nanjing Pipeline of the crude oil procured by the Company has been increasing in order to lower the transport costs and the shipping losses. Further, the completion of construction as well as the commencement of the operation of the Company’s Refinery Revamping and Expansion Project in December 2012 has enhanced the crude oil processing capacity and depth of processing and enabled the Company to move a step forward to improving its crude oil processing business with respect to inferior and heavy crude oil, and there is basically no need to use the low sulphur crude oil any longer. Accordingly, the low sulphur crude oil storage function of Chenshan Oil Depot Area has been further impaired. In order to revitalise these assets, the Company has proposed to lease out the Chenshan Oil Depot Area other than the storage facilities at 10# jetty used by Golden Conti Company to East China Sales Company in January 2013. Further, since the refinery revamping and expansion project came into operation, the refined oil production capacity of the Company has expanded by over 90% compared to its original capacity with a possible increase of the refined oil production capacity of more than 4.6 million tons on an annual basis, there is a pressing need to resolve issues relating to the transshipment of refined oil and expansion into the Jiangsu and Zhejiang markets. As Sales Company is a distributor of the Company in respect of its sale of refined oil products, its lease of part of the assets of Chenshan Oil Depot Area to Sale Company enables the Company to play a primary role in realising the transshipment of refined oil products of the Company and in tapping into the Jiangsu and Zhejiang markets via the Zhejiang-Suzhou Pipeline.

As a result of the Transaction, the economic contribution arising from the large deepwater crude oil terminal at Daxie Island and the Ningbo-Shanghai-Nanjing Pipeline to the Company in lowering its crude oil transport costs and shipping losses may be materialised to the fullest extent possible, which are instrumental for supporting the efforts of the Company in the transshipment of the refined oil and the expansion into the Jiangsu and Zhejiang markets, Meanwhile, the Transaction would help the Company to further revitalise these assets to realise capital gains and to generate reasonable income gained from sale of assets so as to increase the Company’s working capital.

8.	IMPLICATIONS UNDER THE SHANGHAI LISTING RULES AND HONG KONGHONG KONG LISTING RULES

The Transaction constitutes a related-party transaction of the Company under the Shanghai Listing Rules and constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

Since each of the applicable percentage ratios (other than the profit ratio) exceeds 0.1% but is less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. The Company will disclose the details of the Transaction in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

9.	GENERAL INFORMATION

The Company is a highly integrated petrochemical enterprise with a primary business of processing crude oil into a wide range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

10.	PROCEDURES FOR CONSIDERING THE CONNECTED TRANSACTION

On 5 December 2013, the resolution of the Transaction was approved upon consideration at the eighteenth meeting of the seventh session of the Board of Directors. Pursuant to the Shanghai Listing Rules, Mr. Lei Dianwu and Mr. Xiang Hanyin (the “Connected Directors”), were deemed as having interests in the Transaction due to their positions held in the controlling shareholder of the Company, and they have abstained from voting in accordance with the regulations. Pursuant to the Hong Kong Listing Rules, none of the Directors have any material interest in Property Right Transaction Agreement and the Transaction contemplated thereunder.

The Directors believe that the Property Right Transaction Agreement and the Transaction contemplated thereunder are fair and reasonable and on normal commercial terms, and are in the interests of the shareholders of the Company as a whole.

The independent non-executive Directors of the Company, namely Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, gave the following independent opinion on the Transaction:

(1)	The Transaction is conducted in strict compliance with the requirements of the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2)	At the time of voting on the resolution, the Connected Directors abstained from voting and the voting process was conducted in compliance with the requirements of the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3)	The Transaction is entered into on normal commercial terms, and the terms of the Transaction are fair and reasonable to the Company and do not harm the interests of the Company and its minority shareholders, and the terms of the Transaction are also in the interests of the shareholders of the Company as a whole;

(4)	The independent non-executive Directors agree with the execution of the “Property Right Transaction Agreement for the Assets Restructuring Project of Chenshan Oil Depot owned by Sinopec Shanghai Petrochemical Company Limited” by the Company.

11.	PARTICULAR NOTE OF HISTORICAL CONNECTED TRANSACTIONS

From 1 January 2013 to the date of this announcement, the related-party transactions between the Company and Sales Company are as follows:

The Company entered into the Chenshan Oil Depot Area Assets Lease Agreement with East China Sales Company on 31 January 2013, pursuant to which the Company leased its legal owned assets located in the Chenshan Oil Depot Area, including houses, buildings and ancillary facilities; nine storage tanks and their ancillary facilities; three jetty berths and their ancillary facilities; power supply and distribution facilities; water supply facilities; a rain and sewage system; fire safety facilities; office communications equipment; and land use rights and marine use rights, all of which are legally owned by the Company. The term of lease was from January 2013 to December 2013, at an annual rent of not more than RMB78,251,200 (including tax). The above lease agreement terminated upon the Property Right Transaction Agreement was signed. As at the date of the termination of the renting contract, the Company has received rental income from East China Sales Company of RMB68,935,900.

Shareholders and potential investors should note that completion of the Transaction requires the fulfillment of the terms in the agreement. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

12.	DOCUMENTS FOR INSPECTION

(1)	The board resolution approved by the Board of Directors on 5 December 2013;

(2)	The opinion report of the independent non-executive directors regarding the Transaction issued by the independent non-executive Directors of the Company, namely Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin; and

(3)	Asset Appraisal Report.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 5 December 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.